Tongjitang Chinese Medicines Company
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
September 29, 2010
VIA EDGAR
Jim B. Rosenberg, Senior Assistant Chief
Staci Shannon, Senior Staff Accountant
Mary Mast, Review Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Tongjitang Chinese Medicines Company
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-33340
Dear Mr. Rosenberg and Mses. Shannon and Mast:
This letter sets forth the response of Tongjitang Chinese Medicines Company (the “Company”) to the comments received by facsimile on September 17, 2010 from the Staff of the Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”).
For ease of reference, we have set forth the Staff’s comments and the Company’s response below.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
1. Organization and Basis of Presentation. page F-9
1.	Please revise your disclosure to explain how you have obtained control of the operating entities in China considering the following:
•	Restrictions of the PRC government on foreign ownership of entities in China;
•	That Tongjitang Chinese Medicines Company, the registrant, and certain of its subsidiaries that hold an interest in the Chinese operating entities are located outside of China; and

•	That the majority of the shares of the registrant are held in an entity outside of China.
Please also provide us your accounting analysis supporting the consolidation of the operations of the Chinese entities with reference to the accounting guidance upon which you relied.
Chinese regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy outlets that a foreign investor may establish. Retail pharmacy chains with more than 30 outlets that sell a variety of branded pharmaceutical products sourced from different suppliers are limited to 49.0% foreign ownership unless the outlets are owned by a third party and operated under a foreign franchise or qualified Hong Kong and Macau investors who are permitted to wholly own such chains. In addition, foreign companies are restricted to or prohibited from establishing or investing in wholly foreign-owned companies or joint ventures that engage in manufacture of certain pharmaceuticals in China.
As of December 31, 2009, the Company conducted substantially all of its operations through its six wholly owned subsidiaries in China, namely Guizhou Tongjitang Pharmaceutical Co., Ltd., Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd., Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd. The Company established Guizhou Tongjitang Pharmaceutical Co., Ltd., Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd. and Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. The Company acquired Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd. from third parties. The Company had control over these operating entities as it owned a 100% equity interest in each of these entities.
Four of the Company’s six operating entities, namely Guizhou Tongjitang Pharmaceutical Co., Ltd., Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd., engage in manufacture and wholesale of pharmaceuticals in China. They sell their products to distributors and do not have any retail outlets of their own. Their products are not subject to any restrictions or prohibition on foreign investment under Chinese regulations. Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd. engages in wholesale and retail sales of pharmaceuticals in China. It sells pharmaceutical products sourced from different suppliers to hospitals or retail pharmacies and does not have any retail outlets of its own. Chinese regulations on foreign investment currently permit foreign companies, such as the Company, to establish or invest in these entities.
The Company’s retail distribution subsidiary, Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd., currently has six retail outlets. Chinese regulations only have restrictions on foreign ownership in retail pharmacy chains with more than 30 retail outlets. As such, the Company’s 100% ownership in Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. complies with Chinese regulations.

Therefore, the Company consolidates the operations of its wholly owned Chinese operating subsidiaries on the basis that it owns a direct controlling financial interest. This is in accordance with ASC 810-10-15-8 which states, in part “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation...”
In light of the above, the Company believes that the current disclosure in the F-pages is sufficient and appropriate. As such, the Company does not propose to file an amendment to its 2009 20-F to include any amended disclosures.
***
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
***
Please do not hesitate to contact me at +86-755-2689-1550 or by fax at +86-755-2689-1529 with any questions or comments regarding this correspondence.

Sincerely,
/s/ Charles Wang
Charles Wang
Chief Financial Officer

Enclosures

cc:	Xiaochun Wang, Chairman and Chief Executive Officer Justin Yan Chen, Director and Chief Operating Officer David T. Zhang, Esq., Latham & Watkins, Hong Kong Francis Lai, Partner, Ernst & Young Hua Ming